UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 10, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol Limited audited financial results for the year ended 30 June 2012

Sasol Limited
audited financial results

for the year ended 30 June 2012

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd., 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA) (Pty) Ltd.

Directors (non-executive): Mrs TH Nyasulu (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)#, Mr S Westwell (British)*
(executive): Mr DE Constable (Chief Executive Officer) (Canadian), Mrs KC Ramon (Chief Financial Officer), Ms VN Fakude *Independent #Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

Sasol Ordinary shares:
JSE
Share code: SOL
ISIN: ZAE000006896

NYSE
Share code: SSL
ISIN: US8038663006

Sasol BEE Ordinary shares:
Share code: SOLBE1
ISIN: ZAE000151817

American depositary receipts (ADR) program: Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Committed to excellence in all we do, Sasol is an international integrated energy and chemicals company that leverages the talent and expertise of our more than 34 000 people working in 38 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and lower-carbon electricity.

- Significant improvement in second half production
- Cash fixed costs in line with inflation
- Operating profit up by 23% to R36,8 billion
- Headline earnings per share up by 25% to R42,28
- Total dividend up by 35% to R17,50 per share
- Cash generated by operations up by 24% to R47,9 billion

Segment report
for the year ended 30 June

Turnover (R million)			Operating profit (R million)	
2011	2012	Business unit analysis	2012	2011
106 860	133 814	South African energy cluster	28 957	19 947
9 146	10 672	- Mining	2 287	1 063
5 445	6 931	- Gas	2 985	2 578
37 485	48 791	- Synfuels	22 095	15 188
54 784	67 420	- Oil	1 592	1 180
-	-	- Other	(2)	(62)
5 872	8 429	International energy cluster	(55)	1 587
3 715	5 318	- Synfuels International	1 881	1 205
2 157	3 111	- Petroleum International	(1 936)	382
82 854	94 752	Chemical cluster	6 500	8 712
17 082	20 081	- Polymers	716	1 579
17 280	18 914	- Solvents	1 403	1 655
31 715	37 698	- Olefins & Surfactants	3 193	4 161
16 777	18 059	- Other chemical businesses	1 188	1 317
6 043	8 598	- Other businesses	1 356	(296)
201 629	245 593		36 758	29 950
(59 193)	(76 147)	Intercompany turnover		
142 436	169 446			

better together ...we deliver

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Overview

Strengthening partnerships that deliver

Chief Executive Officer, David E. Constable says:
"We have delivered strong results with record dividends, despite continuing global economic uncertainty and certain production challenges in the first half of the financial year. Our track record of delivering strong shareholder value has been maintained. Our solid foundation businesses, exciting growth opportunities, and favourable energy market dynamics continue to underpin our overarching growth strategy. Sasol's sustainable profitability is dependent upon building and strengthening mutually beneficial and trust-based relationships with many, often diverse, stakeholders. We continue our relentless focus on safety, cost optimisation, operations excellence and capital project execution. To deliver world-class results and to ensure sustainable value creation, we are driving a high performance culture across our global operations."

From our home base in South Africa, Sasol is expanding internationally based on a unique value proposition, which links our diverse businesses into an integrated value chain supported by top class functions. This enables us to produce a range of high-value product streams, including liquid fuels, chemicals and lower carbon electricity.

Our ability to deliver sustainable shareholder value is premised on maintaining solid operations, cost containment and accelerating our growth strategy. The positive position we find ourselves in today is as much due to the strengths we have in our organisation as it is to the strong partnerships we are harnessing to deliver mutually beneficial results. We strive to develop our people, keep them safe and healthy, contribute meaningfully to the social and economic development of the countries and communities in which we work and live, and do so in an environmentally proactive and responsible fashion.

Having shown our resilience in facing the global financial crisis, Sasol is well positioned to further expand and excel. In collaboration with our business, government and social partners, we look to the future with confidence.

Year-end results overview
Earnings attributable to shareholders for the year ended 30 June 2012 increased by 19% to R23,6 billion from R19,8 billion in the prior year, while headline earnings per share and earnings per share increased by 25% to R42,28 and by 19% to R39,10, respectively, over the same period.

Operating profit of R36,8 billion increased by 23% compared to the prior year on the back of a solid operational performance in our businesses. Operating profit was boosted by a 17% improvement in the average crude oil (average dated Brent was US$112,42/barrel at 30 June 2012 compared with US$96,48/barrel at 30 June 2011) and product prices as well as an 11% weaker average rand/US dollar exchange rate (R7,78/US$ at 30 June 2012 compared with R7,01/US$ at 30 June 2011).

Operating profit for the second half of the year, compared to the first half of the financial year, was R4 billion lower mainly as a result of the partial impairment and higher depreciation charge of our Canadian shale gas assets, year-end closing exchange rate adjustments, with specific reference to the valuation of our open Canadian foreign exchange contracts, the impact of year-end stock movements as well as an increase in our provisions for rehabilitation and other remeasurement items.

Overall, group production volumes are in line with the prior year - the second half's performance improved significantly. Sasol Synfuels, delivered production for the year of 7,2 million tons (mt), despite the negative effect of industrial action and plant instabilities in the first half of the year. Sasol Synfuels saw a significant improvement in the overall production run-rate of the facility during the second half of the year, being the best performance in the last five years. In our European chemical businesses, production was optimised to match lower demand and optimise margins in light of the weakening European market conditions. Production performance at our Arya Sasol Polymer Company (ASPC) and ORYX gas-to-liquids (GTL) operations was strong and in line with our expectations.

Chief Financial Officer, Christine Ramon says:
"Management's strong focus on factors within our control including cost containment, operational efficiencies and margin improvement delivered a solid operational and cost performance, despite a challenging environment. We are carefully monitoring and taking mitigating actions to counter the effects of the euro zone crisis. We continue to maintain a strong balance sheet, amidst a still volatile and uncertain global economic environment, which positions the company well to fund selected growth opportunities and provides a buffer against volatility. The growth in dividends demonstrates our commitment to a progressive dividend policy and to delivering value to shareholders."

Cash fixed costs, excluding once-off and growth costs and the impact of exchange rates, was in line with inflation of 8,6% (South African producers price index (PPI)), despite a challenging South African cost environment, in respect of labour and electricity costs.

The operating profit in the current year was negatively impacted by once-off charges totalling R2 121 million (2011 - R1 103 million). These items relate primarily to the partial impairment of our Canadian shale gas assets of R964 million and impairment of Block 16/19 in Mozambique amounting to R434 million, as well as the write off of an unsuccessful exploration well in Australia amounting to R274 million. This was partly offset by the profit of R124 million on the sale of our Sasol Nitro Phalaborwa operations as well as certain downstream fertiliser businesses and the profit realised on the disposal of the Witten plant in Germany of R285 million. The overall share-based payment expense of R691 million decreased from R2 071 million in the prior year, as a result of a decrease in the Sasol Inzalo BEE share-based payment expense of R360 million and the once-off Ixia Coal BEE transaction expense of R565 million in 2011. In addition, there was a general decrease in the Sasol share incentive schemes expense in line with the Sasol share price performance.

The increase in the effective tax rate from 31,3% to 32,6% resulted primarily from an increase in non-deductible expenses and additional tax losses which have not been recognised as deferred tax assets, compared with the prior year.

Cash flow generated by operating activities was R47,9 billion compared with R38,6 billion in the prior year. This was mainly due to increased operating profits, which was partly offset by increased working capital, both as a result of price and volume effects. Capital investments for the year totalled R29,2 billion.

A refocused delivery-orientated organisation

Chief Executive Officer, David E. Constable says:
"Today, Sasol is a more focused and delivery orientated company. We have a clear strategy in place to drive towards our common objectives. As a group of companies, we are aligned and united. We understand that in working together with our business, government and social partners, we are better able to deliver extraordinary results, not only to allow us to meet the objectives we have set ourselves, but, more importantly, to exceed our shareholders' expectations. We maintain that in building stronger partnerships, and enhancing synergies through operations, capital and business excellence, we will continue to take significant strides forward."

Examples of our broader contributions and deliverables in 2012 include:
- Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the South African economy. During the year, we paid R28,2 billion in direct and indirect taxes to the South African government.
- Sasol Mining's R14 billion mine replacement programme will result in over 4 000 jobs being sustained and a further 5 000 construction jobs being created.
- Taking into account the Sasol Inzalo Employee Share Option Programme (ESOP), the Department of Mineral Resources confirmed that this transaction contributes 26% to the BEE ownership of Sasol Mining, and combined with Sasol Mining's Ixia Coal transaction increases Sasol Mining's BEE ownership to over 40%.
- During 2012, Sasol committed R320,7 million to socio-economic development initiatives globally, with R309,4 million aimed at projects in South Africa.
- The safety incident recordable case rate (RCR) for employees and service providers, including injuries and illnesses, of 0,39 at 30 June 2012 is significantly improved compared with the RCR rate of 0,42 at 30 June 2011.

Growth balanced with operations excellence

As part of our commitment to deliver, we have executed the following across our project pipeline in 2012:

- Looking at our upstream activities:

 - In respect of our Canadian shale gas assets, appraisal and development activities on the Farrell Creek asset continue, with a reduction in the number of active drill rigs in response to the depressed gas prices. Significant efforts are focused on driving down costs and improving the quality of our drilling and completion activities to maximise productivity and increase the overall economic robustness of the asset in the current economic climate.
 - During the year, Sasol Petroleum International (SPI) started the extended well test on the Inhassoro light oil discovery in Mozambique. The initial results are encouraging, and we will take a decision on potential development in the first half of the 2013 calendar year.
 - We have completed the upstream feasibility studies on the Njika 1 and 2 gas discoveries in Block 16/19 offshore Mozambique. Based on our current assessment, the economic development of these gas discoveries is considered highly unlikely and accordingly, the capitalised cost of R434 million (US$56,8 million) was impaired.
 - In February 2012, SPI entered into a farm-in agreement for a 35% share in Woodside's offshore WA-433-P licence in the Carnarvon Basin, Australia. The Vucko-1 exploration well was drilled in April 2012, but no hydrocarbons were found. Accordingly, the capitalised drilling cost of R274 million (US$35 million) was written off.

- Turning to our gas-to-liquid (GTL) growth projects:

 - The feasibility studies to determine the technical and commercial viability of an integrated GTL and chemicals facility as well as a world-scale ethane cracker and associated ethylene derivatives in Louisiana in the United States are progressing well. These studies are expected to be completed in the second half of the 2012 calendar year. The decisions to proceed to front end engineering and design (FEED) packages will be taken thereafter.
 - The feasibility study to determine the technical and commercial viability of a GTL plant in western Canada was completed by the end of June 2012, on schedule and within original budget estimates. We are expecting to finalise our assessment of the feasibility study and take the decision of whether or not to proceed to FEED in the second half of the 2012 calendar year. Our partner, Talisman, for internal reasons, has decided that they will not be exercising their right to participate in the FEED phase of the project.
 - The FEED work for the Uzbekistan GTL plant commenced in October 2011. In support of the project, the Uzbekistan government has begun with the development of the support infrastructure around the proposed plant site. FEED activities are progressing according to schedule and the FEED work is expected to be completed during the second half of the 2013 calendar year.

- Turning to our foundation businesses:

 - The Sasol Synfuels growth programme is progressing well with the gas turbines, 10th Sasol advanced synthol reactor, and 16th oxygen train delivering in line with expectations. Construction on the gas heated heat exchange reformers project continues. In related projects, two of four new gasifiers were commissioned successfully, with the 17th reformer reaching beneficial operation in May 2012.
 - Good progress continues to be made on the R14 billion mine replacement projects in Secunda, South Africa. In May 2012, the R3,4 billion Thubelisha shaft was inaugurated at the Twistdraai Colliery in Mpumalanga, South Africa. The shaft will extend the life of the colliery beyond 2039 and will support the long-term coal supply to Sasol Synfuels as well as the export market.
 - Work on the Clean Fuels 2 project for Sasol Synfuels and Natref is progressing well. The feasibility studies will be completed by the end of the first quarter of the 2013 calendar year. The Clean Fuels 2 specification regulations were gazetted on 1 June 2012. We continue to engage with the South African government on cost-recovery mechanisms and specifications.
 - Construction on the FT wax expansion project facility in Sasolburg, South Africa, continues to progress. The commissioning of the new Slurry Bed Reactor, which is key equipment for the capacity expansion has, however, unfortunately been delayed until the end of the 2013 calendar year. While this will not jeopardise the completion date of 2015 for the full project, it will delay the first ramp up stage versus the original schedule.
 - In January 2012, the cobalt catalyst manufacturing plant in Sasolburg, being a first of its kind in South Africa, reached beneficial operation.
 - Our ethylene purification unit project in Sasolburg, which will yield additional ethylene to support our polymer plants to run continuously is expected to be in operation in the 2013 calendar year, at an estimated cost of R1,8 billion, which is below budget.
 - Sasol New Energy is in the process of developing additional gas-fired electricity generation capacity at Ressano Garcia in Mozambique, in partnership with that country's state-owned power utility, Electricidade de Moçambique (EDM). A final investment decision is expected in the second half of the 2012 calendar year.
 - During the year, Sasol New Energy began construction of a 140 megawatt electricity generation plant in Sasolburg, South Africa. The plant will utilise natural gas as its feedstock. The first gas engines arrived in Sasolburg in May 2012. It is anticipated that the facility will be on line and reach full capacity during the first quarter of the 2013 calendar year.

Our operations deliver solid performance

South African energy cluster

Sasol Mining - higher sales volumes and prices to Sasol Synfuels

Operating profit of R2 287 million was 41% higher than the prior year, excluding the once-off Ixia Coal transaction share-based payment expense of R565 million recognised in the prior year. Production volumes were in line with those of the prior year, despite industrial action and adverse geological conditions. The improved operating profit was supported by higher sales prices to Sasol Synfuels, offset by lower US dollar export coal prices, together with the weaker rand/US dollar exchange rate.

Sasol Gas - improved sales prices and volumes

Operating profit increased by 16% to R2 985 million compared to the prior year mainly as a result of higher gas prices and increased sales volumes, despite the negative impact of exchange rates on gas purchases.

Sasol Synfuels - higher prices and improved production volumes

Sasol Synfuels' operating profit increased by 45% to R22 095 million compared to the prior year primarily due to higher average rand oil prices resulting in favourable product prices. Production volumes were 1,1% higher than the prior year, due to improved plant efficiencies and fewer plant instabilities, coupled with a phased shutdown compared to the full shutdown in 2011. Operating profits were negatively impacted by higher feedstock, energy and maintenance costs.

Sasol Oil - higher product prices and higher margins

Operating profit increased by 35% to R1 592 million compared to the prior year, despite lower sales volumes resulting from an extended planned shutdown at the Natref refinery, coupled with crude oil supply shortages resulting from an unplanned third party single buoy mooring (SBM) shutdown in December 2011 and reduced trading activities. Higher marketing margins, together with higher product prices, and the impact of the weaker rand/US dollar exchange rate underpinned the improved operating profit.

International energy cluster

Sasol Synfuels International (SSI) - ORYX GTL delivers new production highs

SSI's operating profit increased by 56% to R1 881 million compared to the prior year. This was mainly due to increased production at the ORYX GTL plant in Qatar, coupled with higher crude oil and product prices, which were partly negated by increased spending on study costs in Canada and the US. The ORYX GTL plant continues to achieve new production records and is consistently producing above design capacity of 32 400 barrels per day.

Sasol Petroleum International (SPI) - Mozambique volume growth, however low North American gas prices impact Canadian assets

SPI recorded an operating loss of R1 936 million compared with an operating profit of R382 million in the prior year. Increased gas production volumes from Mozambique and sustained production in Gabon contributed positively to SPI's results. However, increased depreciation and a partial impairment of R964 million related to our Canadian shale gas assets, as well as the impairment of Block 16/19 in Mozambique amounting to R434 million and the write off of a dry well WA433 in Australia amounting to R274 million, negatively impacted SPI's results. The assets in Canada remain under pressure in the short term mainly due to the extremely low natural gas prices in North America, but we are positive about the medium to long-term volume potential and strategic value of the asset. During the current year, our Canadian operations produced and sold 16,9 billion standard cubic feet (bscf) of natural gas.

Chemical cluster

Sasol Polymers - Arya Sasol Polymer Company (ASPC) achieves capacity utilisation rate of 84%

Sasol Polymers' operating profit decreased by 55% to R716 million compared to the prior year. Operating profit was positively impacted by a 1% increase in overall sales volumes; however, this increase was negated by the slowing of the international polymers market, coupled with the continued margin squeeze experienced in the South African polymers business, where feedstock price increases outweighed the increases in selling prices. Our international operations contributed R937 million to operating profit. In addition, translation losses of R480 million were recognised, primarily due to an exchange rate adjustment at our ASPC operations. ASPC achieved a capacity utilisation rate of 84% for the year.

Sasol Solvents - lower sales volumes, challenging trading environment

Operating profit decreased by 15% to R1 403 million compared to the prior year. Difficult trading conditions continued to prevail, especially during the latter half of the year. Average product prices, despite being above prior year levels, steadily reduced during the course of the year. Margins contracted on the back of higher feedstock costs and lower sales volumes. This was partially offset by the weaker rand/US dollar exchange rate. Production volumes were in line with the prior year, despite planned and unplanned outages at upstream facilities, as well as production cut-backs, mainly in Europe, due to market constraints.

Sasol Olefins & Surfactants (Sasol O&S) - gross margins steady, despite lower volumes

Operating profit decreased by 23% to R3 193 million compared to the prior year, mainly as a result of significant once-off profits recognised in the prior year. The prior year included a reversal of an impairment of R500 million related to the Sasol Italy operations. Gross margins were maintained, and expanded in some regions, despite some reductions in volumes. Included in operating profit is a profit of R285 million recognised on the sale of the Witten site in Germany.

Other chemical businesses - strong prices in Sasol Nitro offsets impact of lower volumes

Operating profit in our other chemical businesses decreased by 10% to R1 188 million compared to the prior year. The operating profit of our Sasol Wax business was negatively impacted by declining sales and production volumes in the wax markets, on the back of lower demand for paraffin waxes in the United States and European markets.

Despite lower explosive sales volumes, due to customer safety stoppages and labour unrest in the mining sector, the Sasol Nitro business delivered solid financial results. Operating profit includes a once-off profit of R124 million resulting from the sale of Sasol Nitro's Phalaborwa assets and certain of its downstream fertiliser businesses.

Competition law compliance

We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.

The South African Competition Commission (the Commission) is conducting investigations into several industries in which Sasol operates, including the piped gas, petroleum, coal mining, fertilisers and polymer industries. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future. As part of its investigation into the polymer industry, the Commission has contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission's assessment and is contesting the Commission's allegations. The Competition Tribunal hearing in respect of this matter is scheduled to commence in mid-May 2013. In March 2012, the Commission issued a notice of non-referral in respect of the complaint initiated by Omnia (Pty) Ltd. against Sasol Chemical Industries Limited (SCI) stating that the alleged conduct was substantially the same conduct as that which the Commission had settled with SCI previously. Omnia has self referred the matter. SCI does not agree with Omnia's allegations of excessive pricing, price discrimination and refusal to supply in respect of ammonia and is thus defending the matter before the Competition Tribunal. No date for hearing has yet been set. Due to the uncertainty related to these matters, it is currently not possible to estimate contingent liabilities, if any, and accordingly no provision has been recognised at 30 June 2012.

Cash generation supports strong balance sheet

Gearing at 30 June 2012 of 2,7% (30 June 2011 - 1,3%) remains low as a result of healthy cash flow generation. This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range of 20% to 40% in the medium-term, taking into account our growth programme as well as our progressive dividend policy.

At the annual general meeting of 25 November 2011, shareholders renewed the authority to the Sasol directors to buy back up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares) for a further 12 months. No shares were repurchased during the current period.

Profit outlook* - strong management focus in a challenging environment

Crude oil prices have remained volatile during the past year and we expect that they will continue to be volatile in the near term, due to weakening demand in Europe as well as lower growth in emerging markets and the United States. This is coupled with higher than expected oil supply and geopolitical developments. Off this base, product prices are expected to be equally volatile. The resolution of the European debt crisis remains uncertain. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability.

We anticipate that Sasol Synfuels' production volumes will improve to between 7,2 and 7,4 million tons. In our international operations, we expect ORYX GTL to perform at its planned utilisation rate of between 80% and 90% of nameplate capacity. In addition, we remain confident that production at ASPC will be above 80% of nameplate capacity. Despite the production delays implemented at our Canadian shale gas assets, we expect future volumes to grow steadily once gas prices trigger further economic development. Although demand and prices for chemicals have softened recently, we still maintain solid operating margins. Our South African Polymers operations are experiencing severe margin pressure, which is expected to continue.

In view of recent developments regarding trade restrictions and possible oil sanctions against Iran, Sasol Oil has diversified its crude oil sourcing, to mitigate risks associated with oil supply disruptions from the Middle East.

We remain on track to deliver on our expectations for improved operational performance and to contain normalised cash fixed costs within South African PPI inflation. The macro economic conditions continue to be volatile, impacting our assumptions in respect of improved crude oil and product prices, weaker refining margins as well as the weaker rand/US dollar exchange rate. We continue to focus on factors within our control: volume growth, margin improvement and cost containment within inflation. The current volatility and uncertainty of global markets and geopolitical activities makes it difficult to be more precise in this outlook statement.

Taking into account the ongoing strength of our financial position and current capital investment plans, as well as the increased earnings, management has recommended and the board has approved the final dividend. This approach remains in line with our progressive dividend policy and our commitment to consistently return sustainable value to shareholders.

* In accordance with standard practice, it is noted that this information has not been reviewed nor reported on by the company's auditors.

Subsequent events

Activities to further the potential disposal of our investment in ASPC are progressing. We continue to engage with a number of interested parties, who include business and government stakeholders. Further announcements will be made once sufficient certainty is achieved.

Appointment of directors

On 29 November 2011, Mr ZM Mkhize was appointed as an independent non-executive director of Sasol Limited. Mr S Westwell and Mr PJ Robertson were appointed as independent non-executive directors of Sasol Limited, with effect from 1 June 2012 and 1 July 2012, respectively.

Declaration of cash dividend number 66

The proposed amendments to the tax treatment of dividends in South Africa became effective on 1 April 2012. The group's final dividend for year ended 30 June 2012 and dividends declared thereafter will be affected by a dividend withholding tax. As a result of the withdrawal of secondary tax on companies (STC) and the introduction of a dividend withholding tax, the savings in STC have been passed onto shareholders by increasing the dividend payment for the current financial year. We will continue to assess future dividends taking into account our progressive dividend policy.

A final gross cash dividend of South African R11,80 per ordinary share (2011 - R9,90 per share) has been declared for the year ended 30 June 2012. The final cash dividend is payable on all ordinary shares (including the Sasol BEE ordinary shares), excluding the Sasol preferred ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15%. The total STC credits utilised, as part of this dividend declaration and passed onto shareholders, amounts to R58,5 million. At the declaration date there are 644 961 616 Sasol ordinary, 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue, and consequently the STC credits utilised per share amount to 8,68877 cents per share. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 1 004,30332 cents per ordinary share, while for shareholders who are exempt from dividend withholding tax is 1 180,0 cents per ordinary share.

The salient dates for holders of ordinary shares are:

Declaration date
Monday, 10 September 2012

Last day for trading to qualify for and participate in the final dividend (cum dividend)
Friday, 5 October 2012

Trading ex dividend commences
Monday, 8 October 2012

Record date
Friday, 12 October 2012

Dividend payment date
Monday, 15 October 2012

Holders of American Depositary Receipts1

Ex dividend on New York Stock Exchange	Wednesday, 10 October 2012
Record date	Friday, 12 October 2012
Approximate date for currency conversion	Tuesday, 16 October 2012
Approximate dividend payment date	Friday, 26 October 2012

1 All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 15 October 2012, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 15 October 2012.

Share certificates may not be dematerialised or re-materialised between Monday, 8 October 2012 and Friday, 12 October 2012, both days inclusive.

On behalf of the board

Hixonia Nyasulu
Chairman

David E. Constable
Chief Executive Officer

Christine Ramon
Chief Financial Officer

Sasol Limited
10 September 2012

Basis of preparation and accounting policies

The preliminary summarised consolidated financial results for the year ended 30 June 2012 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, Listing Requirements of the JSE Limited, the AC500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 2008, as amended.

The accounting policies applied in the presentation of the preliminary summarised financial results are consistent with those applied for the year ended 30 June 2011 and are in terms of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, except as follows:

Sasol Limited has early adopted the following standards:

- IFRS 7 (Amendments), Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities.
- IAS 19 (Amendments), Employee Benefits.
- IAS 32 (Amendments), Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities.
- IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.
- Various Improvements to IFRSs.

Except for IAS 19 (Amendments), Employee Benefits, these newly adopted standards did not significantly impact our financial results.

These preliminary summarised consolidated financial results do not include all the information required for complete annual financial statements prepared in accordance with IFRS.

These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The preliminary summarised consolidated financial results are presented in South African rand, which is Sasol Limited's functional and presentation currency.

Christine Ramon CA(SA), Chief Financial Officer, is responsible for this set of financial results and has supervised the preparation thereof in conjunction with the Executive: Group Finance, Paul Victor CA(SA) and the General Manager: Group Statutory Reporting, Samantha Barnfather CA(SA).

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2011

Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. On 28 September 2011, the Supreme Court of Appeal of South Africa dismissed the appeal by Ashcor. These proceedings have been decided in favour of Sasol.

As a result of the fine imposed on Sasol Wax GmbH in October 2008 by the European Commission, on 23 September 2011, Sasol Wax GmbH was served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 30 September 2011, another law suit has been lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding in Germany GmbH. The law suits do not demand a specific amount for payment. The plaintiffs are trying to specify the amount of alleged damages. The result of these proceedings cannot be determined at present.

Independent audit by the auditors

These preliminary summarised consolidated financial results for the year ended 30 June 2012 have been extracted from the complete set of annual financial statements on which the auditors, KPMG Inc, have expressed an unqualified audit opinion. KPMG Inc has also issued an unqualified audit report on these summarised financial statements, stating that these summarised results are consistent in all material respects with the complete annual financial statements. The auditor's reports and annual financial statements, which have been summarised in this report, are available for inspection at the registered office of the company.

Preliminary summarised financial statements

The preliminary financial statements are presented on a summarised consolidated basis.

Statement of financial position
at 30 June

	2012 Rm	2011 Restated[1] Rm	2010 Restated[1] Rm
Assets			
Property, plant and equipment	95 872	79 245	72 523
Assets under construction	33 585	29 752	21 018
Goodwill	787	747	738
Other intangible assets	1 214	1 265	1 193
Investments in associates	2 560	3 071	3 573
Post-retirement benefit assets	313	265	178
Deferred tax assets	1 514	1 101	1 099
Other long-term assets	2 437	2 218	1 828
Non-current assets	138 282	117 664	102 150
Assets held for sale	18	54	16
Inventories	20 668	18 512	16 472
Trade and other receivables	26 299	23 174	20 474
Short-term financial assets	426	22	50
Cash restricted for use	5 314	3 303	1 841
Cash	12 746	14 716	14 870
Current assets	65 471	59 781	53 723
Total assets	203 753	177 445	155 873
Equity and liabilities			
Shareholders' equity	125 234	107 171	93 915
Non-controlling interest	3 080	2 689	2 510
Total equity	128 314	109 860	96 425
Long-term debt	12 828	14 356	14 111
Long-term financial liabilities	38	103	75
Long-term provisions	10 518	8 233	7 013
Post-retirement benefit obligations	6 872	5 160	5 120
Long-term deferred income	455	498	273
Deferred tax liabilities	13 839	11 961	9 987
Non-current liabilities	44 550	40 311	36 579
Liabilities in disposal groups held for sale	-	-	4
Short-term debt	3 072	1 602	1 542
Short-term financial liabilities	135	136	357
Other current liabilities	27 460	25 327	20 847
Bank overdraft	222	209	119
Current liabilities	30 889	27 274	22 869
Total equity and liabilities	203 753	177 445	155 873

1 The groups' accounting policy in respect of employee benefits has been amended due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy has been applied retrospectively and prior year comparative figures have been restated. The post-retirement benefit obligations increased by R264 million (2010 - R625 million) and the post-retirement benefit assets decreased by R527 million in 2011 (2010 - R611 million).

Income statement
for the year ended 30 June

	2012 Rm	2011 Rm
Turnover	169 446	142 436
Cost of sales and services rendered	(111 042)	(90 467)
Gross profit	58 404	51 969
Other operating income	1 416	1 088
Marketing and distribution expenditure	(6 701)	(6 796)
Administrative expenditure	(11 672)	(9 887)
Other operating expenditure	(4 689)	(6 424)
Competition related administrative penalties	-	(112)
Effect of crude oil hedges	214	(118)
Share-based payment expenses	(691)	(2 071)
Effect of remeasurement items	(1 860)	(426)
Translation gains/(losses)	243	(1 016)
Other expenditure	(2 595)	(2 681)
Operating profit	36 758	29 950
Finance income	796	991
Share of profits of associates (net of tax)	479	292
Finance expenses	(2 030)	(1 817)
Profit before tax	36 003	29 416
Taxation	(11 746)	(9 196)
Profit for the year	24 257	20 220
Attributable to		
Owners of Sasol Limited	23 583	19 794
Non-controlling interest in subsidiaries	674	426
	24 257	20 220

Earnings per share	Rand	Rand
Basic earnings per share	39,10	32,97
Diluted earnings per share[1]	38,95	32,85

1 Diluted earnings per share are calculated taking the Sasol Share Incentive Scheme and Sasol Inzalo share transaction into account.

Statement of comprehensive income
for the year ended 30 June

	2012 Rm	2011 Restated[1] Rm	2010 Restated[1] Rm
Profit for the year	24 257	20 220	16 387
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	4 101	(1 938)	(817)
Effect of translation of foreign operations	4 063	(2 026)	(842)
Effect of cash flow hedges	41	111	13
Investments available-for-sale	(3)	-	4
Tax on items that can be subsequently reclassified to the income statement	-	(23)	8
Items that cannot be subsequently reclassified to the income statement	(821)	332	(282)
Actuarial gains and losses on post-retirement benefit obligations	(1 195)	440	(436)
Tax on items that can not be subsequently reclassified to the income statement	374	(108)	154
Total comprehensive income for the year	27 537	18 614	15 288
Attributable to			
Owners of Sasol Limited	26 853	18 186	14 849
Non-controlling interests in subsidiaries	684	428	439
	27 537	18 614	15 288

1 The groups' accounting policy in respect of employee benefits has been amended due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy has been applied retrospectively and prior year comparative figures have been restated. Total comprehensive income decreased by R282 million in 2011 (2010 - increase of R332 million).

Statement of changes in equity
for the year ended 30 June

	2012 Rm	2011 Restated[1] Rm	2010 Restated[1] Rm
Opening balance	109 860	96 425	86 217
Effect of change in accounting policy	-	-	(495)
Shares issued during year	325	430	204
Share-based payment expenses	485	1 428	880
Disposal of businesses	-	(4)	-
Transactions with non-controlling shareholders in subsidiaries	101	-	9
Total comprehensive income for the year	27 537	18 614	15 288
Dividends paid	(9 600)	(6 614)	(5 360)
Dividends paid to non-controlling shareholders in subsidiaries	(394)	(419)	(318)
Closing balance	128 314	109 860	96 425
Comprising			
Share capital	27 984	27 659	27 229
Share repurchase programme	(2 641)	(2 641)	(2 641)
Sasol Inzalo share transaction	(22 054)	(22 054)	(22 054)
Retained earnings	112 547	98 564	85 437
Share-based payment reserve	8 509	8 024	6 713
Foreign currency translation reserve	2 137	(1 914)	113
Actuarial gains and losses	(1 250)	(433)	(765)
Investment fair value reserve	15	5	5
Cash flow hedge accounting reserve	(13)	(39)	(122)
Shareholders' equity	125 234	107 171	93 915
Non-controlling interest in subsidiaries	3 080	2 689	2 510
Total equity	128 314	109 860	96 425

1 Comparative figures have been restated due to the change in accounting policy related to employee benefits. This change in accounting policy has been applied retrospectively and prior year comparative figures have been restated. Shareholders' equity decreased by R478 million in 2011 and R815 million in 2010.

Statement of cash flows
for the year ended 30 June

	2012 Rm	2011 Rm	2010 Rm
Cash receipts from customers	168 934	138 955	118 129
Cash paid to suppliers and employees	(121 033)	(100 316)	(90 791)
Cash generated by operating activities	47 901	38 639	27 338
Finance income received	1 149	1 380	1 372
Finance expenses paid	(666)	(898)	(1 781)
Tax paid	(10 760)	(6 691)	(6 040)
Dividends paid	(9 600)	(6 614)	(5 360)
Cash retained from operating activities	28 024	25 816	15 529
Additions to non-current assets	(29 160)	(20 665)	(16 108)
Acquisition of interests in joint ventures	(24)	(3 823)	-
Disposal of businesses	713	22	-
Additional investments in associate	(81)	(91)	(1 248)
Other net cash flows from investing activities	936	92	652
Cash utilised in investing activities	(27 616)	(24 465)	(16 704)
Share capital issued	325	430	204
Contributions from non-controlling shareholders	11	27	9
Dividends paid to non-controlling shareholders	(394)	(419)	(318)
(Decrease)/increase in long-term debt	(859)	545	(2 567)
Decrease in short-term debt	(112)	(295)	(29)
Cash effect of financing activities	(1 029)	288	(2 701)
Translation effects on cash and cash equivalents of foreign operations	649	(421)	(124)
Increase/(decrease) in cash and cash equivalents	28	1 218	(4 000)
Cash and cash equivalents at beginning of year	17 810	16 592	20 592
Cash and cash equivalents at end of year	17 838	17 810	16 592

Salient features
for the year ended 30 June

		2012	2011
Selected ratios			
Return on equity	%	20,3	19,7
Return on total assets	%	20,0	18,7
Operating profit margin	%	21,7	21,0
Finance expense cover	times	57,3	34,8
Dividend cover	times	2,3	2,5
Share statistics			
Total shares in issue	million	673,2	671,0
Sasol ordinary shares in issue	million	644,8	642,6
Treasury shares (share repurchase programme)	million	8,8	8,8
Weighted average number of shares	million	603,2	600,4
Diluted weighted average number of shares	million	616,2	614,5
Share price (closing)	Rand	342,40	355,98
Market capitalisation			
- Sasol ordinary shares	Rm	220 788	228 749
- Sasol BEE ordinary shares	Rm	686	742
Net asset value per share	Rand	208,27	178,89
Dividend per share	Rand	17,50	13,00
- interim	Rand	5,70	3,10
- final	Rand	11,80	9,90
Other financial information			
Total debt (including bank overdraft)			
- interest bearing	Rm	15 596	15 522
- non-interest bearing	Rm	526	645
Finance expense capitalised	Rm	24	43
Capital commitments	Rm	46 140	48 321
- authorised and contracted	Rm	50 665	41 367
- authorised, not yet contracted	Rm	28 621	33 458
- less expenditure to date	Rm	(33 146)	(26 504)
Guarantees and contingent liabilities			
- total amount	Rm	25 299	30 995
- liability included in the statement of financial position	Rm	11 194	10 945
Significant items in operating profit			
- employee costs	Rm	19 921	18 756
- depreciation and amortisation of non-current assets	Rm	9 651	7 400
- share-based payment expenses	Rm	691	2 071
Sasol share incentive schemes	Rm	221	676
Sasol Inzalo share transaction	Rm	470	830
Ixia Coal transaction	Rm	-	565
Directors' remuneration	Rm	70	58
Share options granted to directors - cumulative	000	665	780
Share appreciation rights with no performance targets granted to directors - cumulative	000	112	215
Share appreciation rights with performance targets granted to directors - cumulative	000	700	370
Medium-term incentive rights granted to directors - cumulative	000	156	82
Sasol Inzalo share rights granted to directors - cumulative	000	50	50
Effective tax rate[1]	%	32,6	31,3
Number of employees	number	34 916	33 708
Average crude oil price - dated Brent	US$/barrel	112,42	96,48
Average rand/US$ exchange rate	1US$ = Rand	7,78	7,01
Closing rand/US$ exchange rate	1US$ = Rand	8,17	6,77

1 The increase in the effective tax rate from 31,3% to 32,6% resulted primarily from the increase in non-deductible expenses and additional tax losses that have not been recognised as a deferred tax asset, compared with the prior year.

		2012	2011
Reconciliation of headline earnings		Rm	Rm
Profit for the year attributable to owners of Sasol Limited		23 583	19 794
Effect of remeasurement items		1 860	426
Impairment of assets		1 642	171
Reversal of impairment		(12)	(516)
Profit on disposal of business		(354)	(9)
Profit on disposal of associate		(7)	(6)
Profit on disposal of assets		(138)	(14)
Scrapping of non-current assets		459	359
Write off of unsuccessful exploration wells		270	441
Tax effects and non-controlling interests		61	106
Headline earnings		25 504	20 326
Remeasurement items per above			
Mining		61	3
Gas		11	6
Synfuels		238	197
Oil		14	17
Synfuels International		34	126
Petroleum International		1 609	442
Polymers		62	46
Solvents		83	63
Olefins & Surfactants		(179)	(500)
Other chemical businesses		(94)	(11)
Nitro		(88)	(1)
Wax		(2)	(3)
Infrachem		8	(8)
Merisol		(12)	1
Other businesses		21	37
Remeasurement items		1 860	426
Headline earnings per share	Rand	42,28	33,85
Diluted headline earnings per share	Rand	42,07	33,72

The reader is referred to the definitions contained in the 2011 Sasol Limited annual financial statements.

e-mail: investor.relations@sasol.com

Comprehensive additional information is available on our website: www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary